--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-1/A

                               (AMENDMENT NO. 2)
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 2)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                KERR GROUP, INC.
                           (Name of Subject Company)

                          KERR ACQUISITION CORPORATION
                        FREMONT ACQUISITION COMPANY, LLC
                                   (Bidders)

    COMMON STOCK, PAR VALUE $0.50 PER SHARE (AND ASSOCIATED PURCHASE RIGHTS) $1.70 CLASS B CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D, PAR VALUE $0.50
                                   PER SHARE
                         (Title of Class of Securities)

                                 492376108 AND
                                   492376207

                     (CUSIP Number of Class of Securities)

                              GILBERT H. LAMPHERE
                                   PRESIDENT
                        FREMONT ACQUISITION COMPANY, LLC
                             C/O THE FREMONT GROUP
                               50 FREMONT STREET
                                   SUITE 3700
                        SAN FRANCISCO, CALIFORNIA 94105
                                 (415) 284-8500

(Name, Address and Telephone Number of Person authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                            ------------------------

                                    COPY TO:

                              KENTON J. KING, ESQ.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                      Four Embarcadero Center, Suite 3800
                        San Francisco, California 94111
                                 (415) 984-6400

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

This Amendment No. 2 amends and supplements the Tender Offer statement on
Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on July 8, 1997 by Kerr Acquisition Corporation (the "Purchaser") and Fremont Acquisition Company, LLC ("Fremont"), relating to the offer by the Purchaser to purchase (i) all of the issued and outstanding shares of common stock, par value $0.50 per share, including the associated rights to purchase shares of preferred stock (the "Rights" and, together with common stock, the "Common Stock") issued pursuant to the Rights Agreement, dated as of July 25, 1995, between Kerr Group, Inc., a Delaware corporation (the "Company") and BankBoston, N.A. (formerly The First Bank of Boston), as Rights Agent, as amended, and (ii) all of the issued and outstanding shares of $1.70 Class B Cumulative Convertible Preferred Stock Series D, par value $0.50 per share (the "Series D Preferred Shares"), of the Company, for $5.40 per share of Common Stock and $12.50 per share of Series D Preferred Share, in each case net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 8, 1997 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and the related Letters of Transmittal, copies of which are attached to the Schedule 14D-1/13D as Exhibits (a)(2) and (a)(3). This filing also constitutes Amendment No. 2 to the
Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser, Fremont, Fremont Partners, L.P., FP Advisors, L.L.C., Fremont Group, L.L.C. and Fremont Investors, Inc.

    Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1/13D.

ITEM 4.  SOURCES AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

    Items (a)-(b) The information set forth in "Section 10--Source of Amount of Funds" of the Offer to Purchase is hereby amended and supplemented by adding the following:

    It is currently contemplated that of the $44.7 million in equity contributions from Fremont, approximately 80.165%, 16.529% and 3.306% will be obtained through the sale of equity interests to, respectively, Fremont Partners, Fremont Offshore Partners, L.P., a Cayman Islands Exempted Limited Partnership ("Fremont Offshore") and Fremont Partners Side-by-Side, a Delaware limited partnership ("Fremont Side-by-Side"). The Investment General Partner of Fremont Offshore is FP Advisors, and the sole General Partner of Fremont Side-by-Side is Fremont Group. Fremont Partners, Fremont Offshore and Fremont Side-By-Side together have committed capital of approximately $605 million available to be drawn upon from time to time upon notice to the limited partners of each of such partnerships. Fremont Partners, Fremont Offshore and Fremont Side-By-Side have entered into an operating agreement with respect to the formation and operation of Fremont pursuant to which Fremont Partners is designated the sole Managing Member of Fremont. As sole Managing Member of Fremont, Fremont Partners has the authority on behalf of Fremont, without the further approval of the other members of Fremont, to take all actions that are consistent with the business purposes of Fremont, as determined from time to time by all members. Fremont Partners has guaranteed the performance of all obligations of Fremont and the Purchaser pursuant to the Merger Agreement. The obligations of Fremont and the Purchaser under the Merger Agreement are not subject to any financing condition. It is currently contemplated that the offer of equity interests in Fremont or the Company to key management of the Company and/or entities related to management, if any such equity interests are offered, would take place only following the consummation of the Offer.

    If the Bridge Facility is utilized, each of Fremont Offshore and Fremont Side-By-Side may participate together with Fremont Partners in the Bridge Facility on a pro rata basis equal to the respective equity contributions contemplated to be made by each of Fremont Partners, Fremont Offshore and Fremont Side-By-Side in Fremont as described in the immediately preceding paragraph.

ITEM 10.  ADDITIONAL INFORMATION

    Items (b)-(c) The information set forth in "Section 14--Conditions of the Offer" of the Offer to Purchase is hereby amended by replacing subparts (ii) and
(iii) with the following:

        (ii) if the Minimum Condition has not been satisfied prior to the Expiration Date, or (iii) at any time after the date of the Merger Agreement and prior to the Expiration Date, any of the following conditions exist:

    Item 10(e) is hereby amended by replacing such Section (e) in its entirety with the following:

    On July 30, 1997, a purported holder of Series D Preferred Shares filed a complaint entitled DR. ALAN LATIES VS. KERR GROUP, INC., ET AL., Civil Action No. 15825-NC, against the Company and its directors (the "Defendants") in the Court of Chancery of the State of Delaware in and for New Castle County. The complaint seeks certification of the action as a class action and declaratory judgment that the acquisition is unfair to the holders of Series D Preferred Shares. In addition, the complaint seeks an order (i) enjoining the Defendants and any entities acting in concert with them from taking any action to consummate any of the transactions contemplated by the Merger Agreement; (ii) awarding plaintiff and the class damages against Defendants jointly and severally and directing Defendants to account to the Class for their profits; and (iii) awarding costs and expenses to plaintiff including reasonable attorneys' fees.

    The Defendants believe that the suit is without merit and intend to defend the suit vigorously.

    On August 1, 1997, the Pension Benefit Guaranty Corporation ("PBGC") published a Notice of Determination to terminate the Kerr Group, Inc. Retirement Income Plan (the "Plan"). According to the Notice, the PBGC intends to apply to the United Staes District Court for the Eastern District of Pennsylvania for an order terminating the Plan and appointing the PBGC statutory trustee of the Plan.

    Item 10(f) The information set forth in "Section 8--Certain Information Concerning the Company" of the Offer to Purchase is hereby amended by deleting therefrom the following:

           "NONE OF FREMONT, THE PURCHASER, THE COMPANY AND THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS."

ITEM 11.  MATERIALS TO BE FILED AS EXHIBITS

    Item 11 is hereby amended and supplemented by adding thereto the following
Exhibits:

(a)(14) Complaint entitled DR. ALAN LATIES VS. KERR GROUP, INC., ET AL. Civil Action No. 15825-NC.

(a)(15)  Press Release issued by the Company, dated August 1, 1997.

(a)(16) Notice of Determination issued by the Pension Benefit Guaranty Corporation, dated August 1, 1997.

                                  EXHIBIT LIST

 EXHIBIT
 NUMBER                                                    EXHIBIT
---------  --------------------------------------------------------------------------------------------------------

(a)(1)     Offer to Purchase, dated July 8, 1997.

(a)(2)     Letter of Transmittal with respect to the Common Stock.

(a)(3)     Letter of Transmittal with respect to the Series D Preferred Shares.

(a)(4)     Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

(a)(5)     Letter to Clients.

(a)(6)     Notice of Guaranteed Delivery with respect to the Common Stock.

(a)(7)     Notice of Guaranteed Delivery with respect to the Series D Preferred Shares.

(a)(8)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(9)     Press Release jointly issued by Fremont and the Company, dated July 1, 1997.

(a)(10)    Form of Summary Advertisement, dated July 8, 1997.

(a)(11)    Fairness Opinion of CIBC Wood Gundy Securities Corp., dated June 30, 1997.

(a)(12)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan I to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan I.

(a)(13)    Notice of United National Bank as Trustee of the Kerr Group, Inc. Employee Incentive Stock Ownership
             Plan to Participants in Kerr Group, Inc. Employee Incentive Stock Ownership Plan.

(a)(14)    Complaint entitled DR. ALAN LATIES VS. KERR GROUP, INC., ET AL. Civil Action No. 15825-NC.

(a)(15)    Press Release issued by the Company, dated August 1, 1997.

(a)(16)    Notice of Determination issued by the Pension Benefit Guaranty Corporation, dated August 1, 1997.

(c)(1)     Agreement and Plan of Merger, dated as of July 1, 1997, by and among Fremont, the Purchaser and the
             Company.

(c)(2)     Option Agreement, dated as of July 1, 1997, by and between Fremont and the Company.

(c)(3)     Guarantee, dated as of July 1, 1997, by and between Fremont Partners, L.P. and the Company.

(c)(4)     Confidentiality Agreement, dated November 6, 1995, by and between Fremont Group, Inc. and Lehman
             Brothers Inc. on behalf of the Company.

(d)        None.

(e)        Not applicable.

(f)        None.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 1997

                                KERR ACQUISITION CORPORATION

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:  Director and President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 1997

                                FREMONT ACQUISITION COMPANY, LLC

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:  President

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 1997

                                        FREMONT PARTNERS, L.P.

                                        By: FP Advisors, L.L.C., its general partner

                                        By: Fremont Group, L.L.C., its managing member

                                        By: Fremont Investors, Inc., its manager

                                By:  /s/ GILBERT H. LAMPHERE
                                     -----------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:  Managing Director and Director

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 1997

                                      FP ADVISORS, L.L.C.

                                      By:        Fremont Group, L.L.C., its managing member

                                      By: Fremont Investors, Inc., its manager

                                                 By: /s/ GILBERT H. LAMPHERE
                                                  ------------------------------------------------
                                                        Name: Gilbert H. Lamphere
                                                        Title:  Managing Director and Director

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 1997

                                      FREMONT GROUP, L.L.C.

                                      By: Fremont Investors, Inc., its manager

                                                 By: /s/ GILBERT H. LAMPHERE
                                                 ------------------------------------------------
                                                    Name: Gilbert H. Lamphere
                                                    Title:  Managing Director and Director

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 1997

                                FREMONT INVESTORS, INC.

                                By:  /s/ GILBERT H. LAMPHERE
                                     -------------------------------------
                                     Name: Gilbert H. Lamphere
                                     Title:  Managing Director and Director

                               INDEX TO EXHIBITS

EXHIBIT NUMBER                                                EXHIBIT
---------------  -------------------------------------------------------------------------------------------------
    (a)(14)      Complaint entitled DR. ALAN LATIES VS. KERR GROUP, INC., ET AL. Civil Action No. 15825-NC.

    (a)(15)      Press Release issued by the Company, dated August 1, 1997.

    (a)(16)      Notice of Determination issued by the Pension Benefit Guaranty Corporation, dated August 1, 1997.